82-4126

SUPPL

02069061

02 DEC 11 AM 9:03

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SOHO RESOURCES CORP.	02	08	31	02	11	13

ISSUER ADDRESS				
450 – 650 WEST GEORGIA STREET, PO BOX 11569				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N8	604-684-3829	604-684-8071
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
RALPH SHEARING		DIRECTOR		604-684-8071
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
(signed)	RALPH SHEARING	2002	11	13
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
(signed)	SAM NASTAT	2002	11	13

FIN51-901F Rev.2000/12/18

PLEASE CONTACT US IF YOU NO LONGER WISH TO RECEIVE THESE MAILINGS:
1-866-885-5111 or 604-684-8071 or
eileen@sohoresources.ca

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

dlw 1/13

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the six month period ended August 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached unaudited consolidated financial statements for the six month period ended August 31, 2002.

2. Related party transactions:

   See Note 4 of the attached unaudited consolidated financial statements for the six month period ended August 31, 2002.

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period: None

   b) Summary of options granted during the period: None

4. Summary of securities as at the end of the reporting period:

   a) Authorized: 100,000,000 common shares with no par value

   b) Issued and outstanding: 16,423,425 common shares

      Capital stock: $9,541,500

   c) Summary of options, warrants and convertible securities outstanding:

Type	Number	Price	Expiry Date
Share purchase warrants	810,000	$ 0.26	October 18, 2002 (subsequently expired)
Share purchase warrants	372,538	0.43	June 5, 2003
Director/employee options	27,000	0.24	October 22, 2004
Director/employee options	15,000	0.25	December 5, 2005
Director/employee options	400,000	0.40	February 15, 2006

   d) There are no shares held in escrow.

5. List of Directors and Officers: Bassam Nastat – Director and President
   Ralph Shearing – Director, CEO and Secretary
   John Anderson – Director
   James Matthew Duford – Director
   Milton Cox – Director

SCHEDULE C: MANAGEMENT DISCUSSION

Dear Shareholder,

I am pleased to present the un-audited financial statements for the second quarter reporting period ending August 31, 2002 for Soho Resources Corp. ("Soho" or the "Company"). Soho is in the oil & gas business and also maintains an interest in a mineral exploration and mining project.

BOSSIER GAS PRODUCTION AND LEASE ACREAGE ACQUISITION

The Company is proceeding, under revised terms, with the previously announced, (February 4, 2002), acquisition of a 12.5% interest in the Lane Unit #1 producing gas well and up to a 100% interest in certain gas leases totaling approximately 770 acres, located within the Bossier Sandstone Gas Play in Freestone County, Texas, from Gypsy Resources, Ltd., ("Gypsy").

The targeted Bossier gas interests are strategically located within Anadarko Petroleum's ("APC:NYSE") east Texas Bossier gas play. Anadarko's gas wells typically commence with high initial production ("IP") consistently over 5mmcf/d, with IP's up to 51.5mmcf/d. Anadarko is currently producing from the Bossier Formation in over 400 wells. Anadarko gas wells typically have 3 BCF gas reserves on average from the Bossier formation on 80 acre spacing. Anadarko enjoys an exceptionally high success rate, with most of their wells being completed as producers. *(information from corporate web site, Anadarko.com)*

Upon closing the above transaction, the Lane Unit #1 gas well will receive a work-over including a fracture stimulation treatment. A detailed fracture analysis recently conducted by Schlumberger, suggests that the effective flow capacity of the Lane #1 well within the productive Bossier section, should be dramatically increased upon successful completion of the recommended fracture stimulation procedure.

The three Gas leases covered under the Soho/Gypsy agreement are,

- The Lane lease, approximately 195 acres, containing the Lane #1 gas well currently producing at a restricted rate of approximately 250 mcf/d. Upon completion of the productive Bossier zone in this well, gas was flow tested at a rate of 3.5mmcf/d for 4 hours until production became restricted due to lost circulation material clogging the well bore.

- The Garrett unit, approximately 95 acres, containing the plugged W.T. Garrett #1 well bore. The Garrett #1 well has excellent wire line log responses, indicating gas within a thick Bossier sand section.

- The Southwestern University Lease, approximately 500 acres, containing the plugged Southwestern University #1 well bore.

Terms of the acquisition are as follows:

- Soho will purchase a 12.5% working interest in the Lane Unit #1 Gas well by paying Gypsy US $250,000. In addition Soho will make an additional US $25,000 payment to Gypsy and receive a preferred payout, giving Soho a 54% Net Revenue Interest until payout of the full US $250,000 purchase price, at which time Soho's interest will revert to the 12.5% working interest.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

- Soho will purchase a 51% interest in the plugged W.T. Garrett Gas well, and associated Garrett Lease, by paying Gypsy US $30,000 and will have the right to re-enter the W.T. Garrett Gas Well for a Bossier completion by covering 100% of the costs of such re-entry. If Soho successfully causes such re-entry as indicated above, Soho will earn an additional 24% working interest, thereby holding a total interest of 75% in the W.T. Garrett gas well. Should Soho fail to cause the re-entry at 100% within 60 days of receiving TSX Venture Exchange approval to the Gypsy transaction, Soho's 51% will revert to a 1.5% working interest. Soho will be entitled to farm out portions of the 75% WI interest in the W.T Garrett No.1 gas well as it see fit, to industry partners in order to cause the re-entry of the W.T. Garrett No 1 gas well.

- For two payments of US $8,000 (total US $16,000) Soho will be granted two options as follows:

  - **Option A** - Soho will be granted an option to purchase 100% of the Southwestern University lease and the Southwestern University #1 well. Soho will issue to Gypsy and/or assign, common shares in the equivalent value of US$320,000 in order to exercise the option and purchase the 100% working interest. Option A must be exercised by Soho within sixty, (60), days from the date of TSX Venture Exchange approval to this letter agreement.

  - **Option B** - the Lane Gas Unit, 153 acres. Gypsy will grant Soho an option to purchase a 100% working interest and a 72% NRI in all leases comprising the Lane Gas Unit, 153 acres. In order to exercise option B, Soho shall issue to Gypsy, Soho common shares with a total value of US $150,000 within 10 months of the completion of the Lane Work Program.

  The number of shares to be issued by Soho to Gypsy upon exercise of either Option A or Option B will be calculated by dividing the Option exercise 10 day average closing price of Soho shares, (as quoted on the CDNX for the ten trading days immediately preceding the day Soho informs Gypsy that Soho intends to exercise either Option A or B), into the purchase price. However, should Soho common shares trade above C $0.75 for ten consecutive trading days the option will be deemed to be exercised and Soho will issue shares valued at $0.75 for the respective Option exercise price.

Private Placement

The Company has finalized a previously announced private placement (March 13, 2002), now consisting of 5,847,700 units at a price of $0.10 per share for total proceeds of $584,770. Each unit will consist of one share and one share purchase warrant, allowing the holder to purchase one additional share within one year at a price of $0.10/share. The private placement proceeds are to be used to pay the up front portion of the Gypsy Resources transaction and for general corporate purposes. This private placement is subject to final TSX Venture Exchange approval.

Debt Restructuring

In conjunction with the above, the Company announces that it has completed debt settlement and debt forgiveness agreements to reduce its corporate liabilities by approximately $739,624.

Debt Settlement - Debt settlement agreements have been completed with 14 creditors to retire approximately $271,193 at $0.20 per share. One additional non-arms length creditor has agreed to retire a convertible loan plus associated interest of approximately $253,803 at $0.35 per share. The above debt settlements will retire approximately $524,997 of corporate debt by the Company issuing approximately 2,081,120 shares.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

Debt Forgiveness – A director of the Company and a former director of the Company have agreed to forgive certain management and consulting fees accrued over the past several years totaling $142,557. As part of this debt forgiveness the Company has agreed to assign certain accounts receivable that the Company has deemed un-collectable, totaling $103,185. The accounts receivable comprise certain shared office expenses of rent, staff and supplies due from two companies that are non-arms length to Soho by virtue of a common director.
In addition certain other arms length creditors participating in the above debt settlement have agreed to forgive a total of $48,417 of debt.

On closing of the above transactions, all of which are subject to the acceptance of the TSX Venture Exchange, the Company will have positioned itself to reactivate its affairs and subject to successfully completing the fracture stimulation of the Lane Unit #1 well, will generate sufficient cash flow to stabilize and expand the Company. The recent debt restructuring outlined above, combined with the sizable private placement, further strengthens the Company and will allow the majority of cash flow achieved from the Lane Unit #1 well, to be directed towards the development of additional wells within the project area. Under its new management team, Soho intends to aggressively develop the newly acquired Bossier Sandstone Gas leases in Freestone County, Texas.

Mining Activities

Tahuehueto Mine Project, Mexico

The Company, through its wholly owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento de la Plata. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico.

Of the 90% ownership of Sacramento, 85% was acquired in 1997 pursuant to a Share Purchase Agreement.

The vendors refused to accept certain payments due under this agreement and initiated legal action, through the Mexican courts, to have the Share Purchase Agreement rescinded. The Company is successfully defending itself against these actions and believes the lawsuit is without merit. Recent court decisions are supporting the Company's defense as more thoroughly explained in year end 2002 audited financial statements.

Due to the ongoing litigation and unfavorable conditions in the mining resource markets, the Tahuehueto Mine Project has been placed on-hold. As a result, the Company has written-down the value of this project to a nominal amount of $100.

Financing

During the second quarter of the Company's fiscal year 2002 - 2003 the Company, on March 13, 2002 announced a potential private placement of $650,000 and since that announcement has concluded agreements for, approximately $584,770 of the total private placement. The bulk of these private placement funds will be used to pay the acquisition costs of certain gas interests being purchased from Gypsy Resources, Ltd. while a smaller portion will help improve the working capital deficiency. The private placement is subject to the approval of the TSX Venture Exchange.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

Investor Relations

Soho has engaged Windward Communications Ltd. to work with investors, brokers, analysts and the media. Windward also coordinates the Company's attendance at trade shows, conventions and other presentations. Windward also provides investor relations and corporate communication services in the United States and Great Britain. Windward's engagement has been temporarily put on hold pending closing the Gypsy transaction and recently announced private placement.

General and administrative expenses

The Company has incurred $139,264 in general and administrative plus interest expenses during the reporting period (please see the Company's Consolidated Statements of Operations and Deficit for a breakdown of these expenses).

Liquidity/ Outlook/Overview

The debt restructuring outlined above, combined with the private placement financing has markedly improved the Company's Liquidity. Soho's management has made a concentrated effort to enter into the oil and gas resource sector. Upon completing the acquisition of the Gypsy Resources, Ltd., Texas Bossier gas leases and producing Lane #1 gas well, the Company will have secured a cash flowing asset within the exciting Bossier gas trend. The Company anticipates a significant increase in the production from the Lane # 1 gas well upon completion of work program to stimulate the productive zone. The increase in cash flow, plus the debt restructuring once completed, will help stabilize the Company and allow it to quickly eliminate its working capital deficiency. Continued development on the Gypsy leases being acquired by Soho, is expected to significantly increase cash flow to Soho thereby allowing additional potential acquisitions.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing,
Director
November 1, 2002

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

AUGUST 31, 2002

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	August 31, 2002	February 28, 2002 (Audited)
ASSETS		
Current		
Receivables	$ 132,638	$ 131,162
Mineral properties (Note 2)	100	100
Oil and gas properties (Note 3)	168,647	-
Capital assets	13,989	16,184
	$ 315,374	$ 147,446
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Cheques issued in excess of deposits	$ 1,058	$ 26
Accounts payable and accrued liabilities	436,458	618,220
Notes payable	41,650	125,070
Debt subject to share settlement (Note 7)	331,272	-
	810,438	743,316
Convertible loan	234,683	221,266
	1,045,121	964,582
Shareholders' deficiency		
Capital stock	9,541,500	9,541,500
Share subscriptions received in advance	226,015	-
Equity component of convertible loan	23,183	23,183
Deficit	(10,520,445)	(10,381,819)
	(729,747)	(817,136)
	$ 315,374	$ 147,446

On behalf of the Board:

BASSAM NASIAT, Director

RALPH SHEARING, Director

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended August 31, 2002	Three Month Period Ended August 31, 2001	Six Month Period Ended August 31, 2002	Six Month Period Ended August 31, 2001
EXPENSES				
Amortization	$ 1,098	$ 1,526	$ 2,195	$ 3,052
Automobile	-	318	-	1,197
Consulting and financial services	2,500	50,963	2,500	66,013
Interest and bank charges	130	4,092	310	8,839
Interest on capital lease	-	27	-	190
Interest on convertible loans	14,183	6,746	25,807	6,746
Interest on notes payable	1,744	1,290	2,796	10,320
Investor relations	31,576	27,251	37,326	66,665
Loan bonuses	-	-	-	36,978
Management fees	-	9,000	-	18,000
Office and miscellaneous	4,911	13,081	5,874	14,278
Professional fees	11,649	24,187	16,308	70,532
Rent	8,469	5,823	23,158	13,430
Telephone	2,605	4,031	4,563	6,471
Transfer agent and regulatory fees	2,814	12,580	3,489	16,675
Travel and promotion	4,488	6,801	5,488	9,810
Wages and benefits	2,752	22,124	9,450	41,523
Loss before other items	(88,919)	(189,840)	(139,264)	(391,219)
OTHER ITEMS				
Interest income	11	31,340	11	60,151
Other income	627	9,500	627	20,379
Write-down of resource property costs	-	(11,040)	-	(20,089)
	638	29,800	638	60,441
Loss for the period	(88,281)	(160,040)	(138,626)	(330,778)
Deficit, beginning of period	(10,432,164)	(8,143,269)	(10,381,819)	(7,972,531)
Deficit, end of period	$ (10,520,445)	$ (8,303,309)	$ (10,520,445)	$ (8,303,309)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	16,423,425	15,928,586	16,423,425	14,422,588

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended August 31, 2002	Three Month Period Ended August 31, 2001	Six Month Period Ended August 31, 2002	Six Month Period Ended August 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (88,281)	$ (160,040)	$ (138,626)	$ (330,778)
Items not affecting cash:				
Amortization	1,098	1,526	2,195	3,052
Accretion of liability component of convertible loan	6,708	-	13,417	-
Loan bonuses	-	-	-	36,978
Write-down of resource property costs	-	11,040	-	20,089
Accrued interest	9,218	8,036	15,187	17,066
Changes in non-cash working capital items:				
Increase in receivables	(2,226)	(19,265)	(1,476)	(34,493)
(Increase) decrease in prepaid expenses	-	7,000	-	(10,000)
Increase in accounts payable and accrued liabilities	42,478	28,719	46,621	80,926
Net cash used in operating activities	(31,005)	(122,984)	(62,682)	(217,160)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares	-	629,000	-	956,631
Subscriptions received in advance	108,000	-	226,015	-
Proceeds from notes payable	1,700	(197,428)	5,382	(181,978)
Repayment of notes payable	(1,100)	-	(1,100)	-
Payments on capital lease obligation	-	(1,916)	-	(5,639)
Net cash provided by financing activities	108,600	429,656	230,297	769,014
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances to Huntford Resources Corp.	-	(283,276)	-	(528,664)
Mineral property costs	-	(11,040)	-	(20,089)
Oil and gas property costs	(78,794)	(15,647)	(168,647)	(15,647)
Net cash used in investing activities	(78,794)	(309,963)	(168,647)	(564,400)
Change in cash position during the period	(1,199)	(3,291)	(1,032)	(12,546)
Cash position, beginning of period	141	4,239	(26)	13,494
Cash position, end of period	$ (1,058)	$ 948	$ (1,058)	$ 948

Supplemental disclosures with respect to cash flows (Note 6)

1. NATURE AND CONTINUANCE OF OPERATIONS

The accompanying unaudited consolidated interim financial statements of Soho Resources Corp. are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. They include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2002. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the six month period ended August 31, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements, but are not necessarily indicative of the results to be expected for the full year.

	August 31, 2002	February 28, 2002 (Audited)
Deficit	$ (10,520,445)	$ (10,381,819)
Working capital (deficiency)	(677,800)	(612,154)

2. MINERAL PROPERTIES

Mineral property costs were incurred on the Tahuehueto Project as follows:

	August 31, 2002	February 28, 2002 (Audited)
Balance, beginning of period	$ 100	$ 100
Consulting	-	13,231
Property taxes	-	11,040
	-	24,271
Written-down during the period	-	(24,271)
	-	-
Balance, end of period	$ 100	$ 100

3. OIL AND GAS PROPERTIES

During the six month period ended August 31, 2002, the Company entered into a letter agreement with Gypsy Resources Ltd. ("Gypsy") to acquire certain gas leases located in Freestone County, Texas. The Company will acquire a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain gas leases, totalling approximately 770 acres. The Company paid approximately US$100,000 during the period with the balance of US$150,000 due under the agreement to be paid upon regulatory approval of the transaction. A director of Gypsy became a director of the Company.

Costs were incurred as follows:

	August 31, 2002	February 28, 2002 (Audited)
Incurred during the period		
Acquisition costs	$ 168,647	$ 15,647
Balance, beginning of period	-	-
Written-off during the period	-	(15,647)
Balance, end of period	$ 168,647	$ -

4. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Included in receivables is $86,788 (February 28, 2002 - $87,538) for secretarial services and office expenses due from a company of which a director is a senior officer.

b) A convertible loan of $234,683 (February 28, 2002 - $177,000) is due to a company owned by a director.

c) Notes payable totalling $35,650 (February 28, 2002 - $119,070) are due to directors.

d) Paid or accrued interest expense of $15,187 (August 31, 2001 - $10,320) to directors and a company owned by a director.

e) Included in accounts payable and accrued liabilities is $75,016 (February 28, 2002 - $75,016) for management fees and $61,543 (February 28, 2002 - $61,543) for consulting fees due to directors.

f) Included in debt subject to share settlement are amounts totalling $123,118 (February 28, 2002 - $Nil) due to directors and a company owned by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

5. SEGMENTED INFORMATION

The Company operates in three geographic segments as follows:

	Six month Period Ended August 31, 2002	Six month Period Ended August 31, 2001
Loss for the period was incurred in:		
Canada	$ (138,626)	$ (300,563)
Mexico	-	(30,215)
	$ (138,626)	$ (330,778)

	Six month Period Ended August 31, 2002	Year Ended February 28, 2002 (Audited)
Identifiable assets are located in:		
Canada	$ 146,627	$ 147,346
Mexico	100	100
USA	168,647	-
	$ 315,374	$ 147,446

6. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	Six month Period Ended August 31, 2002	Six month Period Ended August 31, 2001
Cash paid during the period for interest	$ 310	$ 14,276
Cash paid during the period for income tax	$ -	$ -

Significant non-cash transactions during the six month period ended August 31, 2002 included:

a) The re-allocation of accounts payable and accrued liabilities totalling $243,570 to debt subject to share settlement.

6. **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS** (cont'd…)

b) The re-allocation of notes payable totalling $87,702 to debt subject to share settlement.

Significant non-cash transactions during the six month period ended August 31, 2001 included:

a) The issuance of 61,630 common shares, valued at $36,978, for loan bonuses.

b) The issuance of 25,000 common shares, valued at $9,803, as a finder's fee on a private placement.

c) The issuance of 192,307 common shares on the conversion of $50,000 of convertible loans.

7. **DEBT SUBJECT TO SHARE SETTLEMENT**

During the period ended August 31, 2002, the Company entered into agreements with various creditors to settle debt at agreed prices of $0.20 to $0.35 per share, subject to regulatory approval.